                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1997


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan at December 31, 1997 and December 31, 1996, and the changes in net assets available for benefits for the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE  LLP
Hartford, Connecticut
June 26, 1998

                                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                                Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1997
                                            (Thousands of Dollars, except unit value)

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income       Equity    Stock Index   Equity Index    Global      Stock      Return
                                                 Fund         Fund        Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -   $  809,958 $          -  $           -  $   29,900  $       -  $        -
      Russell 2000 Equity Index Fund                   -            -       20,980              -           -          -           -
      Daily Japanese Equity Index Fund                 -            -            -          1,227           -          -           -
      Daily Non Japanese Equity Index Fund             -            -            -          3,681           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -            -            -              -      24,463          -           -
      Daily International Equity Index Fund            -            -            -              -      28,688          -           -
   United Technologies Corporation Common
     Stock                                             -            -            -              -           -    388,403           -
   United Technologies Corporation ESOP
     Preferred Stock                                   -            -            -              -           -          -           -
   Shares of respective registered
     investment companies                              -            -            -              -           -          -      11,352

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              2,815,491            -            -              -           -          -           -
   Participant loans, at cost                          -            -            -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -            -            -              -           -      5,833           -
               Total Investments               2,815,491      809,958       20,980          4,908      83,051    394,236      11,352

  Plan receivables                                 1,996          676           25              8          88      1,078          17
  Accrued ESOP contribution receivable                 -            -            -              -           -          -           -
               Total Assets                    2,817,487      810,634       21,005          4,916      83,139    395,314      11,369

Liabilities:
  Accrued liabilities                                  -            -            -              -           -      2,509           -
  Loans payable, net                                   -            -            -              -           -          -           -
  Accrued interest on ESOP debt and notes
    payable                                            -            -            -              -           -          -           -
  ESOP debt                                            -            -            -              -           -          -           -
  Notes payable to United Technologies
      Corporation                                      -            -            -              -           -          -           -
               Total Liabilities                       -            -            -              -           -      2,509           -

Net Assets Available for Benefits             $2,817,487   $  810,634 $     21,005  $       4,916  $   83,139  $ 392,805  $   11,369

Units of participation                       456,642,903   38,564,887    1,735,924        466,827  34,932,354 32,516,958     390,823

Unit value                                    $     6.17   $    21.02 $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.
PAGE

                                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                                Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1997
                                             (Thousands of Dollars, except unit value)

                                                                                                               Putnam
                                              Fidelity      Putnam                                              New        SoGen
                                              Growth &     Fund for                 Fidelity Low-     PBHG    Opportun-   Interna-
                                               Income       Growth      Fidelity     Priced Stock    Growth     ities      tional
                                              Portfolio   and Income   Contrafund        Fund         Fund      Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   United Technologies Corporation ESOP
     Preferred Stock                                   -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                         88,982      29,327        35,471         38,276      55,770     42,073       9,434

  Investments, at contract value or cost:
   Beneficial interests in investments
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total investments                  88,982      29,327        35,471         38,276      55,770     42,073       9,434

  Plan receivables                                   127          42            60             53         107         72          18
  Accrued ESOP contribution receivable                 -           -             -              -           -          -           -
               Total Assets                       89,109      29,369        35,531         38,329      55,877     42,145       9,452


Liabilities:
  Accrued liabilities                                  -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -              -           -          -           -
  ESOP debt                                            -           -             -              -           -          -           -
  Notes payable to United Technologies
    Corporation                                        -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $   89,109  $   29,369  $     35,531  $      38,329  $   55,877  $  42,145  $    9,452

Units of participation                         2,338,837   1,501,494       761,983      1,525,236   2,200,755    858,340     371,399

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

PAGE

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                         December 31, 1997
                              (Thousands of Dollars, except unit value)
                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund I      Trust I     Loan Fund     ESOP Fund       Total

  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $  839,858
      Russell 2000 Equity Index Fund                   -           -             -              -      20,980
      Daily Japanese Equity Index Fund                 -           -             -              -       1,227
      Daily Non Japanese Equity Index Fund             -           -             -              -       3,681
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -      24,463
      Daily International Equity Index Fund            -           -             -              -      28,688
   United Technologies Corporation Common
     Stock                                             -           -             -            340     388,743
   United Technologies Corporation ESOP
     Preferred Stock                                   -           -             -      1,897,956   1,897,956
   Shares of respective registered
     investment companies                         17,216       8,766             -              -     336,667

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -   2,815,491
   Participant loans, at cost                          -           -        62,048              -      62,048
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,402       7,235
               Total Investments                  17,216       8,766        62,048      1,899,698   6,427,037

  Plan receivables                                    31          18             -            962       5,378
  Accrued ESOP contribution receivable                 -           -             -         87,188      87,188
               Total Assets                       17,247       8,784        62,048      1,987,848   6,519,603

Liabilities:
  Accrued liabilities                                  -           -             -            171       2,680
  Loans payable, net                                   -           -             -              -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -          2,271       2,271
  ESOP debt                                            -           -             -        408,900     408,900
  Notes payable to United Technologies
    Corporation                                        -           -             -         89,633      89,633
               Total Liabilities                       -           -             -        500,975     503,484

Net Assets Available for Benefits             $   17,247  $    8,784  $     62,048  $   1,486,873  $6,016,119

Units of participation                         1,733,322     678,876    62,048,000    263,507,383

Unit value                                    $     9.95  $    12.94  $       1.00  $        5.64

The accompanying notes are an integral part of these financial statements.

                                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                              Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1996
                                             (Thousands of Dollars, except unit value)


                                                Income      Equity     UTC Common     Global
                                                 Fund        Fund      Stock Fund      Fund       Loan Fund   ESOP Fund      Total


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Government/Corporate Fixed Income
        Index Fund                            $         -  $        -  $         -   $   34,139  $        -  $         -  $   34,139
      Large Capitalization Equity Index Fund            -     654,420            -       39,834           -            -     694,254
      Daily International Equity Index Fund             -           -            -       44,878           -            -      44,878
   United Technologies Corporation Common
     Stock                                              -           -      328,760            -           -            -     328,760
   United Technologies Corporation ESOP
     Preferred Stock                                    -           -            -            -           -    1,758,882   1,758,882

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value               2,920,121           -            -            -           -            -   2,920,121
   Participant loans, at cost                           -           -            -            -      53,658            -      53,658
   Temporary investments, at cost plus
     accrued interest                                 121           -           34            -           -        1,512       1,667
               Total Investments                2,920,242     654,420      328,794      118,851      53,658    1,760,394   5,836,359

  Plan receivables                                  1,191         285          742           63         361            -       2,642
  Accrued ESOP contribution receivable                  -           -            -            -           -       80,132      80,132
               Total Assets                     2,921,433     654,705      329,536      118,914      54,019    1,840,526   5,919,133

Liabilities:
  Accrued liabilities                                  20         269            -          404           -          780       1,473
  Loans payable, net                                  348        (155)         504          (31)       (199)           -         467
  Accrued interest on ESOP debt and note
    payable                                             -           -            -            -           -        2,452       2,452
  ESOP debt                                             -           -            -            -           -      445,300     445,300
  Note payable to United Technologies
    Corporation                                         -           -            -            -           -       79,233      79,233
               Total Liabilities                      368         114          504          373        (199)     527,765     528,925

Net Assets Available for Benefits             $ 2,921,065  $  654,591  $   329,032   $  118,541  $   54,218  $ 1,312,761  $5,390,208

Units of participation                        511,545,534  41,549,958   30,372,710   57,356,443  54,218,000  258,588,435

Unit value                                    $      5.71  $    15.75  $     10.83   $     2.07  $     1.00  $      5.08

The accompanying notes are an integral part of these financial statements.
/TABLE

                                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                  Period Ended December 31, 1997
                                                      (Thousands of Dollars)

                                                                         Small
                                                                        Company                                   UTC      INVESCO
                                                                         Stock      International               Common      Total
                                                Income      Equity       Index      Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $        -    $203,723    $ 1,656    $    160        $ 13,057     $ 37,975    $    965
  Interest                                       216,006           4          1           1             (25)         201           -
  Dividends                                            -           -          -           -               -            -         394
               Total Investment Income           216,006     203,727      1,657         161          13,032       38,176       1,359

Contributions:
  Participants'                                   70,501      38,622        958         494           7,097       16,748         616
  Employer's                                         115          29          1           -               8            7           -
               Total Contributions                70,616      38,651        959         494           7,105       16,755         616

Repayments on loans                               16,716       6,209        103          35           1,067        2,687          62


Deductions from net assets attributed to:

  Distributions to participants                  171,452      31,958        262          50           3,286       14,280         464
  Loans to participants                           18,890       7,812         56          39           1,007        4,454          54
  Administrative expenses                             76          12          -           -               3            4           -
  Interest expense                                     -           -          -           -               -            -           -
               Total Deductions                  190,418      39,782        318          89           4,296       18,738         518

Net increase / (decrease) prior to transfers     112,920     208,805      2,401         601          16,908       38,880       1,519

Inter-fund transfers                            (215,503)    (51,818)    18,604       4,315         (52,125)      25,322       9,850
Assets transferred out of Plan                      (995)       (944)         -           -            (185)        (429)          -

Net increase / (decrease)                       (103,578)    156,043     21,005       4,916         (35,402)      63,773      11,369

Net Assets Available for Benefits
  December 31, 1996                            2,921,065     654,591          -           -         118,541      329,032           -

Net Assets Available for Benefits
  December 31, 1997                           $2,817,487    $810,634    $21,005    $  4,916        $ 83,139     $392,805    $ 11,369

The accompanying notes are an integral part of these financial statements.

/TABLE

                                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                    Period Ended December 31, 1997
                                                        (Thousands of Dollars)

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   9,037   $    (423)  $     1,374   $      2,628   $   2,036   $   4,624  $    (508)
  Interest                                            -           -             -              -           -           -          -
  Dividends                                       3,560       3,659         2,876          2,200          (8)        887        926
               Total Investment Income           12,597       3,236         4,250          4,828       2,028       5,511        418

Contributions:
  Participants'                                   5,938       2,141         2,936          2,308       6,862       3,836        947
  Employer's                                          3           1             2              1           4           5          -
               Total Contributions                5,941       2,142         2,938          2,309       6,866       3,841        947

Repayments on loans                                 630         257           300            230         712         434         65


Deductions from net assets attributed to:

  Distributions to participants                   2,351         664           981            828       1,437         687        242
  Loans to participants                             535         213           242            194         549         453         38
  Administrative expenses                             -           -             -             13           2           -          -
  Interest expense                                    -           -             -              -           -           -          -
               Total Deductions                   2,886         877         1,223          1,035       1,988       1,140        280

Net increase / (decrease) prior
  to transfers                                   16,282       4,758         6,265          6,332       7,618       8,646      1,150

Inter-fund transfers                             72,827      24,611        29,266         31,997      48,259      33,499      8,302
Assets transferred out of Plan                        -           -             -              -           -           -          -

Net increase / (decrease)                        89,109      29,369        35,531         38,329      55,877      42,145      9,452

Net Assets Available for Benefits
  December 31, 1996                                   -           -             -              -           -           -          -

Net Assets Available for Benefits
  December 31, 1997                           $  89,109   $  29,369   $    35,531   $     38,329   $  55,877   $  42,145  $   9,452

The accompanying notes are an integral part of these financial statements.
/TABLE

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997
                                        (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund I     Trust I     Loan Fund      ESOP Fund      Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   (1,664) $  (2,998)  $          -  $     177,220  $  448,862
  Interest                                             -          -          4,765            449     221,402
  Dividends                                        1,844        599              -         63,002      79,939
               Total Investment Income               180     (2,399)         4,765        240,671     750,203

Contributions:
  Participants'                                    1,503        924              -              -     162,431
  Employer's                                           1          -              -         17,910      18,087
               Total Contributions                 1,504        924              -         17,910     180,518

Repayments on loans                                  131         99        (29,737)             -           -


Deductions from net assets attributed to:

  Distributions to participants                      270        316          1,535         27,093     258,156
  Loans to participants                              109         82        (34,727)             -           -
  Administrative expenses                              -          1              -              -         111
  Interest expense                                     -          -              -         41,974      41,974
               Total Deductions                      379        399        (33,192)        69,067     300,241

Net increase / (decrease) prior to transfers       1,436     (1,775)         8,220        189,514     630,480

Inter-fund transfers                              15,811     10,559              -        (13,776)          -
Assets transferred out of Plan                         -          -           (390)        (1,626)     (4,569)

Net increase / (decrease)                         17,247      8,784          7,830        174,112     625,911

Net Assets Available for Benefits
  December 31, 1996                                    -          -         54,218      1,312,761   5,390,208

Net Assets Available for Benefits
  December 31, 1997                           $   17,247  $   8,784   $     62,048  $   1,486,873  $6,016,119

The accompanying notes are an integral part of these financial statements.
/TABLE

        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General.  The United Technologies Corporation (UTC) Employee Savings Plan (the
Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

UTC has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (See Note 4). However, participants who have reached at least age 55 and have completed at least 10 years of continuous service may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered through the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1997, approximately $232,000 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. As of January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities.

Investment Options. On January 1, 1997, investment options increased to sixteen from the previous four. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.  See
  Note 3.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common Stock Fund consists principally of 5,334,294 and 4,962,417 shares of UTC Common Stock at December 31 1997 and 1996, respectively.

 . The INVESCO Total Return Fund invests in shares of a registered investment company that principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio invests in shares of a registered investment company that principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income invests in shares of a registered investment company that principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund invests in shares of a registered investment company that principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The Fidelity Low-Priced Stock Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to be undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The Putnam New Opportunities Fund invests in shares of a registered investment company that principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc. invests in shares of a registered investment company that invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund I invests in shares of a registered investment company that principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton Developing Markets Trust I invests in shares of a registered investment company that principally invests in equity securities of companies in developing countries.

Participant Loans. Participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding the ESOP). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Stock Fund and ESOP may be paid in shares of UTC Common Stock instead of cash. Distributions in common stock for the period ended December 31, 1997 were approximately $5,825,000.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1997, the Plan's interest in the Master Trust comprised 902,776,301 units of the 1,012,560,383 total units of participation, or 89.16%. At December 31, 1996, the Plan's interest in the Master Trust comprised 953,631,080 units of the total 1,062,864,802 units of participation, or 89.72%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock's fair value is the higher of the guaranteed value ($65) or twice the market value of UTC's Common Stock (See Note
4). All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1997. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1997 and 1996 were 8.1% and 7.5%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:
<PAGE

(Thousands of Dollars)                                 December 31, December 31,
                                                           1997         1996

CIGNA                                                  $ 1,456,404  $  1,512,307
Aetna                                                      437,582       457,815
Travelers                                                  367,509       388,845
Prudential                                                 231,133       236,966
Metropolitan Life                                          780,096       782,764
                                                       $ 3,272,724  $  3,378,697

Amount of the contracts allocable to the Plan          $ 2,815,491  $  2,920,121

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

Since 1989, the ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. Each ESOP Share is convertible into two shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 5 and 6.

Participants are allocated ESOP Shares as they earn UTC's matching contributions. For the period ended December 31, 1997, participants were credited with matching contributions of $56.7 million representing approximately 367,400 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 1997, participants earned dividends of approximately $31.9 million representing approximately 171,300 shares. ESOP Shares allocated are calculated at the higher of twice the daily ending price of UTC Common Stock or the $65 guaranteed value.

ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. The Employer Contributions presented in the Statement of Changes in Net Assets Available for Benefits include approximately $8.4 million of additional cash contributions from UTC plus $9.5 million of Employer Contributions receivable from UTC at December 31, 1997. The $9.5 million is due to share allocations exceeding share releases during 1997. The number of ESOP Shares allocated to participants' accounts is equal in value to the fixed matching contributions specified by the Plan. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC will contribute additional ESOP Shares, UTC Common Stock or cash. To the extent that ESOP Shares released through debt service will exceed the matching contribution requirement, management intends to restructure the debt so that the value of the released ESOP Shares does not exceed the matching contribution requirement.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, a participant may elect to receive either cash or two shares of UTC Common Stock for each ESOP Share valued at the higher of twice the market value of UTC's Common Stock or $65. A participant cannot elect to receive the distribution in ESOP Shares.

The ESOP Fund's investment in ESOP Shares at period end is as follows:

(Thousands of Dollars,     December 31, 1997         December 31, 1996
  except share amounts)  Allocated       Total     Allocated      Total

Number of Shares         6,826,380    13,033,172   6,530,685   13,274,579
Guaranteed Value        $  443,715   $   847,156  $  424,495  $   862,848
Market                  $  994,092   $ 1,897,956  $  865,316  $ 1,758,882

As discussed above, market value is represented by the higher of the guaranteed value of $65 per share or the daily closing price of two shares of UTC's Common Stock. As such, the market value of the ESOP Shares was $145.625 and $132.50 per share at December 31, 1997 and 1996, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 1997 and 1996 include unrealized appreciation of approximately $1.05 billion and $896.0 million, of which $500.4 million and $455.2 million is on unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.96 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee can convert each preferred share into two shares of UTC Common Stock if more beneficial to participants.


NOTE 5 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 1997:

                    Principal     Rate of
Note Series          (000's)      Interest         Due

   A              $    72,300       7.24%      1998 - 1999
   B                  286,600       7.68%      2000 - 2008
   C                   17,300       7.68%          2008
   D                   32,700       7.68%          2009

                  $   408,900

Required payments on these Notes, in aggregate, for the next five plan years are $36.3 million in 1998, $36.0 million in 1999, $35.5 million in 2000, $35.0 million in 2001, and $34.5 million in 2002.

NOTE 6 - NOTE PAYABLE

In conjunction with the ESOP financing discussed in Note 5, UTC issued a promissory note in 1990, bearing interest at 10.5%, and due over the period 1998 to 2009. At December 31, 1997, $74,633,000 was outstanding. Required principal payments on the Note for the next five plan years are $4.6 million in 1998, $4.8 million in 1999, $4.9 million in 2000, $ 5.0 million in 2001, and $5.2 million in 2002.

On December 10, 1997, the Trustee executed an additional $15,000,000 promissory note to UTC. This note bears an interest rate of 6.35%, has a December 10, 2007 maturity date, and replaced a portion of the 1990 ESOP Debt notes described in
Note 5 above.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

                                                     December 31,
(Thousands of Dollars)                              1997        1996

Net assets available for benefits per the
  financial statements                           $6,016,119  $5,390,208
Amounts allocated to participant withdrawals           (907)    (38,084)
Net assets available for benefits per Form
  5500                                           $6,015,212  $5,352,124


                                                               Year Ended
                                                               December 31,
                                                                  1997
Benefits paid to participants per the
  financial statements                                         $   258,156
Add: Amounts allocated to participant
  withdrawals at December 31, 1997                                     907
Less: Amounts allocated to participant
  withdrawals at December 31, 1996                                 (38,084)
Benefits paid to participants per Form
  5500                                                         $   220,979

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  June 26, 1998     By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation